EXHIBIT 99.1

Equinor ASA: Correction: Information relating to proposed dividend for fourth quarter 2020

CORRECTION - The below stockmarket announcement (SMA) is a correction of the SMA published on 10 February 2021. The reason for correction is linked to update of ex-date on New York Stock Exchange (NYSE) for holders of ADRs.

Key information relating to the proposed cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for fourth quarter 2020.

Dividend amount: 0.12
Declared currency: USD
Last day including rights: 11 May 2021
Ex-date Oslo Børs (Oslo Stock Exchange): 12 May 2021
Ex-date NYSE: 13 May 2021
Record date: 14 May 2021
Payment date: 27 May 2021
The proposed dividend amount is subject to approval by the Annual General Meeting on 11 May 2021.

Other information: Dividend per share in NOK will be communicated 19 May 2021.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act